UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

GMARKET INC.

(Name of Subject Company)

GMARKET INC.

(Name of Person(s) Filing Statement)

Common stock, par value KRW 100 per share

American depositary shares, as evidenced by American depositary receipts,

each representing one share of common stock

(Title of Class of Securities)

The Common Stock, which is not traded on U.S. markets, has not been assigned a

CUSIP number.

The CUSIP number for the related American depositary shares is 38012G100.

(CUSIP Number of Class of Securities)

Duckjun (D.J.) Lee

Senior Managing Director and Chief Financial Officer

9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912,

Korea

82-2-1566-5701

(Name, address and telephone number of person

authorized to receive notices and communications

on behalf of the persons filing statement)

with copies to:

Robert B. Robbins, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW Washington, DC 20037-1122 (202) 663-8136	Mark J. Lee, Esq. Orrick, Herrington & Sutcliffe LLP 43rd Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2218 9118	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 (415) 773-5830

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2009 and amended by Amendment No. 1 thereto filed with the SEC on May 5, 2009 and Amendment No. 2 thereto filed with the SEC on May 13, 2009 (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by eBay KTA (UK) Ltd., a company organized under the laws of the United Kingdom (“Acquisition Sub”) and an indirect wholly owned subsidiary of eBay Inc., a Delaware corporation (“Parent”), to purchase for cash all of the issued and outstanding (a) Common Stock, par value Won 100 per share (the “Common Stock”), and (b) American Depositary Shares, each of which represents one share of Common Stock (“ADSs,” and together with the Common Stock, the “Company Securities”) of Gmarket Inc., a company organized under the laws of the Republic of Korea (the “Company”), at a price of $24.00 per Company Security upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended or supplemented from time to time, the “Offer to Purchase”), dated May 4, 2009, and in the related Letter of Transmittal for ADSs and Letter of Transmittal for Common Shares (as amended or supplemented from time to time, the “Letters of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) that was filed by Parent and Acquisition Sub with the SEC on May 4, 2009. Copies of the Offer to Purchase and the Letters of Transmittal are filed as Exhibit (a)(1)(i), Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Schedule 14D-9.

Item 6.	Interests in Securities of the Subject Company.

Item 6 is hereby amended and supplemented by inserting the following paragraph between the two paragraphs of such item:

“On May 6, 2009 the following executive officers and members of the Company Board exercised the number of options with the exercise prices set forth below.

Name	Number of Options Exercised	Exercise Price (KRW)
Duckjun (D.J.) Lee	230,000	4,000
Paul J. Lee	17,604	9,000
Hakkyun Kim	781	9,000

On May 29, 2009 the following members of the Company Board exercised the number of options with the exercise prices set forth below.

Name	Number of Options Exercised	Exercise Price (KRW)
Hakkyun Kim	781	9,000
Joon-Ho Hahm	10,937	9,000”

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by adding thereto the following:

“Special Meeting

The Company held its Special Meeting on May 29, 2009 at 10:00 a.m., Seoul time. The vote tabulations from the meeting are as follows:

Proposal One. All nominees for inside director (Joo Man Park) and non-standing director (Jae Hyun Lee, John Muller and Nicholas P. Staheyeff) were elected, conditioned upon the occurrence of, and to become effective as of, the Acceptance Date. The following sets forth the number of securities that voted for and for which votes were withheld for each of such persons:

Name	Votes For	Votes Against	Absentions
Joo Man Park	32,866,130 (99.9% of shares present)	4,784	42,924
Jae Hyun Lee	32,866,130 (99.9% of shares present)	4,784	42,924
John Muller	32,866,130 (99.9% of shares present)	4,784	42,924
Nicholas P. Staheyeff	32,866,130 (99.9% of shares present)	4,784	42,924

Proposal Two. The proposal to amend the Company’s articles of incorporation was approved by the following vote:

Votes For	Votes Against	Abstentions
32,879,106 (99.9% of shares present)	5,554	29,178

Proposal Three. The proposal to elect James Jung Hwan Moon as the Company’s new statutory auditor was approved by the following vote:

Votes For	Votes Against	Abstentions
14,756,740 (99.8% of shares present and eligible to vote)	846	26,124

As a result of the outcome of the voting on Proposal One, the Offer Condition requiring the election at the Special Meeting of the individuals designated by eBay to the Company Board, with such election to be effective as of the Acceptance Date, has been satisfied. Effectiveness of Proposal Two and Proposal Three is conditioned upon the occurrence of the Acceptance Date.

Extension of the Offer

On June 2, 2009, eBay and the Offeror issued a press release announcing that the Offer is being extended until 12:00 Midnight (one minute after 11:59 p.m.), New York City time, on Friday, June 12, 2009 (which is 1:00 p.m., Seoul time, on Saturday, June 13, 2009), unless further extended. The Offer had been scheduled to expire at 12:00 Midnight (one minute after 11:59 p.m.), New York City time, on Monday, June 1, 2009 (which is 1:00 p.m., Seoul time, on Tuesday, June 2, 2009) (the “Initial Expiration Date”). The Offer is being extended to allow eBay and the Offeror additional time to disseminate to holders of Company Securities certain additional information, as set forth in a supplement to the Offer to Purchase to be provided by Offeror to holders of Company Securities.”

Item 9.	Exhibits.

Item 9 is hereby amended and restated to read in its entirety as follows:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 4, 2009 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO).*

(a)(1)(B)	Form of Letter of Transmittal for ADSs (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).*

(a)(1)(C)	Form of Letter of Transmittal for Common Shares (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).*

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).*

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO).*

(a)(1)(G)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(vii) to the Schedule TO).*

(a)(1)(H)	Instructions for Completing Form W-8BEN (incorporated herein by reference to Exhibit (a)(1)(viii) to the Schedule TO).*

(a)(1)(I)	Supplement No. 1 to Offer to Purchase, dated June 2, 2009 (incorporated herein by reference to Exhibit (a)(1)(xi) to the Schedule TO).

(a)(1)(J)	Press Release issued by eBay and the Offeror on June 2, 2009 (incorporated herein by reference to Exhibit (a)(5)(ii) to the Schedule TO).

(a)(2)(A)	Summary Advertisement as published on May 4, 2009 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(ix) to the Schedule TO).*

(a)(2)(B)	Joint Press Release, dated April 16, 2009, issued the Company and Parent (incorporated herein by reference to the Schedule 14D-9C filed with the SEC by the Company on April 16, 2009).*

(a)(2)(C)	Email distributed by the Company’s Chief Executive Officer, dated April 16, 2009 (translated into English) (incorporated herein by reference to the Schedule 14D-9C filed with the SEC by the Company on April 16, 2009).*

(a)(2)(D)	Letter to Company Security Holders from the Chairman of the Special Committee, dated May 4, 2009.*

(a)(2)(E)	Summary Advertisement as published on May 5, 2009, in Korea Economic Daily and JoonAng Ilbo (translated into English) (incorporated herein by reference to Exhibit (a)(1)(x) to Amendment No. 1 to the Schedule TO). *

(a)(2)(F)	Depositary’s Notice of the Extraordinary General Meeting of the Company. *

Exhibit No.	Description

(a)(2)(G)	Notice and Proxy Statement for the Extraordinary General Meeting of the Company to be held on May 29, 2009. *

(a)(2)(H)	Proxy Card for Extraordinary General Meeting of the Company. *

(a)(2)(I)	Summary of Recommendations as published on May 6, 2009 in Chosun Ilbo and the Maeil Business Newspaper (translated into English). *

(a)(2)(J)	Proxy Card Distributed by Broadridge for Extraordinary General Meeting of the Company.*

(a)(2)(K)	Email letter distributed to employees of the Company dated May 11, 2009 (translated into English).*

(e)(1)	Share Allocation and Tender Offer Agreement dated as of April 16, 2009 by and among the Company, Acquisition Sub and Parent (incorporated herein by reference to the Form 8-K filed by eBay with the SEC on April 16, 2009).*

(e)(2)	IAC Share Purchase Agreement dated as of April 16, 2009, among the Company, Parent and Acquisition Sub. (incorporated herein by reference to the Form 8-K filed by Parent with the SEC on April 16, 2009).*

(e)(3)	Form of Agreement to Tender and Voting Agreement, dated as of April 16, 2009, entered into by and among Parent, Acquisition Sub and each of Duckjun (D.J.) Lee, Dae Sik Yang, Kwang Jin Roo and Young Bae Ku (incorporated herein by reference to Exhibit (d)(2)(i) to the Schedule TO).*

(e)(4)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Interpark (incorporated herein by reference to Exhibit (d)(2)(ii) to the Schedule TO).*

(e)(5)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Chairman Lee (incorporated herein by reference to Exhibit (d)(2)(iii) to the Schedule TO).*

(e)(6)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Yahoo! Inc. (incorporated herein by reference to Exhibit (d)(2)(iv) to the Schedule TO).*

(e)(7)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Yahoo! Korea (incorporated herein by reference to Exhibit (d)(2)(v) to the Schedule TO).*

(e)(8)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among Parent, Acquisition Sub and KB Securities (incorporated herein by reference to Exhibit (d)(2)(vi) to the Schedule TO).*

(e)(9)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among Parent, Acquisition Sub and Wilshire Norman (incorporated herein by reference to Exhibit (d)(2)(vii) to the Schedule TO).*

(e)(10)	Confidentiality Agreement dated as of January 17, 2009, by and among Parent, the Company, Interpark and Chairman Lee.*+

(e)(11)	Key Shareholder Agreement dated as of April 16, 2009, by Interpark in favor of, and for the benefit of, Parent, IAC and the other beneficiaries named therein (incorporated herein by reference to Exhibit (d)(3)(i) to the Schedule TO).*

(e)(12)	Key Shareholder Agreement dated as of April 16, 2009, by Chairman Lee in favor of, and for the benefit of, Parent, IAC and the other beneficiaries named therein (incorporated herein by reference to Exhibit (d)(3)(ii) to the Schedule TO).*

(e)(13)	Form of Appointee Confidentiality, Non-Competition and Non-Solicitation Agreement, dated as of April 16, 2009, entered into by each of Young Bae Ku and Kwang Jin Ryoo in favor of, and for the benefit of, the Company (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).*

(e)(14)	Service Agreement, dated as of April 16, 2009, by and between the Company and Young Bae Ku, including Attachment 1 thereto (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO).*

(e)(15)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(16)	Letter Agreement between the Company and Duckjun Lee dated June 2, 2005 (incorporated by reference to Exhibit 10.4 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(17)	Letter Agreement between the Company and Massoud Entekhabi dated December 1, 2005 (incorporated by reference to Exhibit 10.9 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

Exhibit No.	Description

(e)(18)	Letter Agreement between the Company and Hakkyun Kim dated December 2, 2005 (incorporated by reference to Exhibit 10.10 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(19)	Letter Agreement between the Company and Joon-Ho Hahm dated December 2, 2005 (incorporated by reference to Exhibit 10.10 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(20)	Stock Option Agreement between the Company and Massoud Entekhabi dated December 2, 2005.*

(e)(21)	Stock Option Agreement between the Company and Paul J. Lee dated March 28, 2006.*

(e)(22)	Shareholders Agreement dated June 12, 2006 (incorporated by reference to Exhibit 4.3 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(23)	Amended and Restated Registration Rights Agreement dated June 12, 2006 (incorporated by reference to Exhibit 4.4 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(24)	Waiver of Rights Under Shareholders Agreement dated April 16, 2009.*

(e)(25)	Waiver of Rights Under Registration Rights Agreement dated April 16, 2009.*

(e)(26)	Letter Agreement dated as of April 16, 2009, among the Company, Chairman Lee and Interpark.*

(e)(27)	Indemnification Agreement dated as of November 16, 2007, between the Company and Interpark.*

(e)(28)	Letter Agreement between the Company and Citibank, N.A. — ADR Department dated as of May 22, 2009. +

(g)	None.

Appendix A	Opinion of Cowen and Company LLC to the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company, dated April 15, 2009.**

*	Previously filed.
**	Included in the copy of the Schedule 14D-9 mailed to the Company Security Holders.
+	Exhibits have been omitted. The Company undertakes to furnish supplemental copies of any of the omitted exhibits upon request by the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2009

By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 4, 2009 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO).*

(a)(1)(B)	Form of Letter of Transmittal for ADSs (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).*

(a)(1)(C)	Form of Letter of Transmittal for Common Shares (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).*

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).*

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO).*

(a)(1)(G)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(vii) to the Schedule TO).*

(a)(1)(H)	Instructions for Completing Form W-8BEN (incorporated herein by reference to Exhibit (a)(1)(viii) to the Schedule TO).*

(a)(1)(I)	Supplement No. 1 to Offer to Purchase, dated June 2, 2009 (incorporated herein by reference to Exhibit (a)(1)(xi) to the Schedule TO).

(a)(1)(J)	Press Release issued by eBay and the Offeror on June 2, 2009 (incorporated herein by reference to Exhibit (a)(5)(ii) to the Schedule TO).

(a)(2)(A)	Summary Advertisement as published on May 4, 2009 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(ix) to the Schedule TO).*

(a)(2)(B)	Joint Press Release, dated April 16, 2009, issued the Company and Parent (incorporated herein by reference to the Schedule 14D-9C filed with the SEC by the Company on April 16, 2009).*

(a)(2)(C)	Email distributed by the Company’s Chief Executive Officer, dated April 16, 2009 (translated into English) (incorporated herein by reference to the Schedule 14D-9C filed with the SEC by the Company on April 16, 2009).*

(a)(2)(D)	Letter to Company Security Holders from the Chairman of the Special Committee, dated May 4, 2009.*

(a)(2)(E)	Summary Advertisement as published on May 5, 2009, in Korea Economic Daily and JoonAng Ilbo (translated into English) (incorporated herein by reference to Exhibit (a)(1)(x) to Amendment No. 1 to the Schedule TO). *

(a)(2)(F)	Depositary’s Notice of the Extraordinary General Meeting of the Company. *

(a)(2)(G)	Notice and Proxy Statement for the Extraordinary General Meeting of the Company to be held on May 29, 2009. *

(a)(2)(H)	Proxy Card for Extraordinary General Meeting of the Company. *

(a)(2)(I)	Summary of Recommendations as published on May 6, 2009 in Chosun Ilbo and the Maeil Business Newspaper (translated into English). *

(a)(2)(J)	Proxy Card Distributed by Broadridge for Extraordinary General Meeting of the Company.*

(a)(2)(K)	Email letter distributed to employees of the Company dated May 11, 2009 (translated into English).*

(e)(1)	Share Allocation and Tender Offer Agreement dated as of April 16, 2009 by and among the Company, Acquisition Sub and Parent (incorporated herein by reference to the Form 8-K filed by eBay with the SEC on April 16, 2009).*

(e)(2)	IAC Share Purchase Agreement dated as of April 16, 2009, among the Company, Parent and Acquisition Sub. (incorporated herein by reference to the Form 8-K filed by Parent with the SEC on April 16, 2009).*

(e)(3)	Form of Agreement to Tender and Voting Agreement, dated as of April 16, 2009, entered into by and among Parent, Acquisition Sub and each of Duckjun (D.J.) Lee, Dae Sik Yang, Kwang Jin Roo and Young Bae Ku (incorporated herein by reference to Exhibit (d)(2)(i) to the Schedule TO).*

(e)(4)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Interpark (incorporated herein by reference to Exhibit (d)(2)(ii) to the Schedule TO).*

(e)(5)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Chairman Lee (incorporated herein by reference to Exhibit (d)(2)(iii) to the Schedule TO).*

Exhibit No.	Description

(e)(6)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Yahoo! Inc. (incorporated herein by reference to Exhibit (d)(2)(iv) to the Schedule TO).*

(e)(7)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among Parent, Acquisition Sub and Yahoo! Korea (incorporated herein by reference to Exhibit (d)(2)(v) to the Schedule TO).*

(e)(8)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among Parent, Acquisition Sub and KB Securities (incorporated herein by reference to Exhibit (d)(2)(vi) to the Schedule TO).*

(e)(9)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among Parent, Acquisition Sub and Wilshire Norman (incorporated herein by reference to Exhibit (d)(2)(vii) to the Schedule TO).*

(e)(10)	Confidentiality Agreement dated as of January 17, 2009, by and among Parent, the Company, Interpark and Chairman Lee.*+

(e)(11)	Key Shareholder Agreement dated as of April 16, 2009, by Interpark in favor of, and for the benefit of, Parent, IAC and the other beneficiaries named therein (incorporated herein by reference to Exhibit (d)(3)(i) to the Schedule TO).*

(e)(12)	Key Shareholder Agreement dated as of April 16, 2009, by Chairman Lee in favor of, and for the benefit of, Parent, IAC and the other beneficiaries named therein (incorporated herein by reference to Exhibit (d)(3)(ii) to the Schedule TO).*

(e)(13)	Form of Appointee Confidentiality, Non-Competition and Non-Solicitation Agreement, dated as of April 16, 2009, entered into by each of Young Bae Ku and Kwang Jin Ryoo in favor of, and for the benefit of, the Company (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).*

(e)(14)	Service Agreement, dated as of April 16, 2009, by and between the Company and Young Bae Ku, including Attachment 1 thereto (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO).*

(e)(15)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(16)	Letter Agreement between the Company and Duckjun Lee dated June 2, 2005 (incorporated by reference to Exhibit 10.4 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(17)	Letter Agreement between the Company and Massoud Entekhabi dated December 1, 2005 (incorporated by reference to Exhibit 10.9 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(18)	Letter Agreement between the Company and Hakkyun Kim dated December 2, 2005 (incorporated by reference to Exhibit 10.10 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(19)	Letter Agreement between the Company and Joon-Ho Hahm dated December 2, 2005 (incorporated by reference to Exhibit 10.10 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(20)	Stock Option Agreement between the Company and Massoud Entekhabi dated December 2, 2005.*

(e)(21)	Stock Option Agreement between the Company and Paul J. Lee dated March 28, 2006.*

(e)(22)	Shareholders Agreement dated June 12, 2006 (incorporated by reference to Exhibit 4.3 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(23)	Amended and Restated Registration Rights Agreement dated June 12, 2006 (incorporated by reference to Exhibit 4.4 to the Form F-1/A filed by the Company with the SEC on June 12, 2006).*

(e)(24)	Waiver of Rights Under Shareholders Agreement dated April 16, 2009.*

(e)(25)	Waiver of Rights Under Registration Rights Agreement dated April 16, 2009.*

(e)(26)	Letter Agreement dated as of April 16, 2009, among the Company, Chairman Lee and Interpark.*

(e)(27)	Indemnification Agreement dated as of November 16, 2007, between the Company and Interpark.*

(e)(28)	Letter Agreement between the Company and Citibank, N.A. — ADR Department dated as of May 22, 2009. +

(g)	None.

Appendix A	Opinion of Cowen and Company LLC to the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company, dated April 15, 2009.**

*	Previously filed.
**	Included in the copy of the Schedule 14D-9 mailed to the Company Security Holders.
+	Exhibits have been omitted. The Company undertakes to furnish supplemental copies of any of the omitted exhibits upon request by the SEC.